U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING
                               FOR FORM 10-Q

     For Period Ended                        Commission File No. 0-13829
     September 30, 1998                           CUSIP No. 740327 20 0

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

                         PRECISION STANDARD, INC.
                         (Full Name of Registrant)

                      12000 E. 47th Avenue, Suite 400
                          Denver, Colorado 80239
                  (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed
[X]                 on or before the fifteenth calendar day following the
               prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Although the Company was prepared to make a timely filing of the report, a computer virus caused significant problems with the Company's computer system, including the file containing the Form 10-Q, causing the loss of the data and the need to re-create the document. This problem delayed the Company's ability to file in time for the November 16, 1998 filing date.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Matthew L. Gold   (303) 371-6525

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X]  Yes        [ ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X]  Yes        [ ]  No

          Earnings are dramatically improved from the corresponding period for the prior year and are being publicly announced concurrently with the filing of this Form.


                         Precision Standard, Inc.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 17, 1998                By:/s/ Matthew L. Gold
                                             Matthew L. Gold
                                             President